================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File NO. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 81

                               -----------------

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               -----------------
                               (Name of Issuer)
                    Common Stock, par value $.01 per share

                               -----------------
                        (Title of Class of Securities)

                                  38141G 10 4
                               -----------------
                                (CUSIP Number)

                              Kenneth L. Josselyn
                              Beverly L. O'Toole
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
                               -----------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                               October 22, 2012
                               -----------------
            (Date of Event which Requires Filing of this Statement)

                               -----------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

================================================================================

                                      13D

-----------------------
CUSIP NO. 38141G 10 4
-----------------------

 1.     NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.

--------------------------------------------------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        As to a group consisting solely of Covered Persons(1) (a) [X]
        As to a group consisting of persons other than Covered Persons (b) [X]

--------------------------------------------------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)

--------------------------------------------------------------------------------------------------------------------------
 5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (Applies to
        each person listed on Appendix A.)  [_]

--------------------------------------------------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.

--------------------------------------------------------------------------------------------------------------------------
                         7.         SOLE VOTING POWER: 0

                        --------------------------------------------------------------------------------------------------
NUMBER OF                8.         SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)
SHARES                              22,312,196 Voting Shares(2) held by Covered Persons
BENEFICIALLY                        12,689 Shared Ownership Shares held by Covered Persons(3)
OWNED BY                            31,886,361 Sixty Day Shares held by Covered Persons(4)
EACH                                3,094,411 Other Shares held by Covered Persons (5)
REPORTING
PERSON                  --------------------------------------------------------------------------------------------------
WITH                     9.         SOLE DISPOSITIVE POWER (See Item 6)
                                    As to Voting Shares, less than 1%
                                    As to Shared Ownership Shares, Sixty Day Shares and Other Shares, 0

                        --------------------------------------------------------------------------------------------------
                        10.         SHARED DISPOSITIVE POWER (See Item 6):
                                    As to Voting Shares, 0
                                    As to Shared Ownership Shares, less than 0.01%
                                    As to Sixty Day Shares and Other Shares, less than 1%.

-                       --------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        57,305,657
--------------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.39%
--------------------------------------------------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities/1/ that are corporations; OO as to
        Reporting Entities that are trusts


--------
(1)  For a definition of this term, please see Item 2.
(2)  For a definition of this term, please see Item 6.
(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See
     Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
(5) "Other Shares" include: (i) 308,994 shares of Common Stock held by 18 private charitable foundations established by 18 Covered Persons;
     (ii) 2,780,488 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 4,929 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A

                                                       ITEM 6
                                                     CITIZENSHIP
                                                   (UNITED STATES
                ITEM 1                            UNLESS OTHERWISE
      NAMES OF REPORTING PERSONS                     INDICATED)
 -------------------------------------  -------------------------------------
 Paul R. Aaron
 Charles F. Adams
 Nick S. Advani                                          UK
 Mark E. Agne
 Gregory A. Agran
 Raanan A. Agus
 Philippe J. Altuzarra                                 France
 William D. Anderson, Jr.
 Dalinc Ariburnu                                      UK/Turkey
 Philip S. Armstrong                                     UK
 Armen A. Avanessians
 Dean C. Backer
 Charles Baillie
 Steven K. Barg
 Scott B. Barringer
 Steven M. Barry
 Stacy Bash-Polley
 Gareth W. Bater                                         UK
 Jonathan A. Beinner
 Tracey E. Benford
 Philip R. Berlinski                                 Belgium/USA
 Frances R. Bermanzohn
 Stuart N. Bernstein
 Robert A. Berry                                         UK
 Avanish R. Bhavsar
 Lloyd C. Blankfein
 Dorothee Blessing                                     Germany
 Vivek Bohra
 Oliver R. Bolitho                                       UK
 Stefan R. Bollinger                                 Switzerland
 Johannes M. Boomaars                              The Netherlands
 Robert D. Boroujerdi
 Alison L. Bott                                          UK
 Patrick T. Boyle                                        UK
 Sally A. Boyle                                          UK
 Christoph M. Brand                                    Germany
 Stephen Branton-Speak                                   UK
 Anne F. Brennan
 Samuel S. Britton
 Craig W. Broderick
 Torrey J. Browder
 Jason M. Brown                                          UK
 Steven M. Bunson
 Nicholas F. Burgin
 Mary D. Byron
 Richard M. Campbell-Breeden                             UK
 Philippe L. Camu                                      Belgium
 Gerald J. Cardinale
 Valentino D. Carlotti
 Anthony H. Carpet
 Michael J. Carr
 Donald J. Casturo
 Sonjoy Chatterjee                                      India
 R. Martin Chavez
 Andrew A. Chisholm                                    Canada
 Steven N. Cho
 David Chou                                              UK
 Thalia Chryssikou                                     Greece
 Jane P. Chwick
 Abby Joseph Cohen
 Alan M. Cohen
 Gary D. Cohn
 Christopher A. Cole
 Colin Coleman                                      South Africa
 Denis P. Coleman III
 William J. Conley, Jr.
 Thomas G. Connolly                                  Ireland/USA
 Karen R. Cook                                           UK
 Edith W. Cooper
 Kenneth W. Coquillette
 Thomas W. Cornacchia
 Henry Cornell
 E. Gerald Corrigan
 Cyril Cottu                                           France
 James V. Covello
 Jeffrey R. Currie
 John P. Curtin, Jr.
 Michael D. Daffey                                    Australia
 John S. Daly                                          Ireland
 Stephen D. Daniel                                     Canada
 Michael G. De Lathauwer                               Belgium
 Francois-Xavier de Mallmann                     France/Switzerland
 Daniel L. Dees
 Mark F. Dehnert
 Massimo Della Ragione                                  Italy
 Alexander C. Dibelius                                 Germany
 Joseph P. DiSabato
 Michele I. Docharty
 Albert F. Dombrowski
 Thomas M. Dowling
 Donald J. Duet
 Michael L. Dweck
 Gordon E. Dyal
 Isabelle Ealet                                        France
 Kenneth M. Eberts III
 David P. Eisman
 Jason H. Ekaireb                                        UK
 Charalampos Eliades                                   Greece

                                                       ITEM 6
                                                     CITIZENSHIP
                                                   (UNITED STATES
                ITEM 1                            UNLESS OTHERWISE
      NAMES OF REPORTING PERSONS                     INDICATED)
 -------------------------------------  -------------------------------------
 Kathleen G. Elsesser
 Peter C. Enns                                         Canada
 L. Brooks Entwistle
 Christopher H. Eoyang
 James P. Esposito
 Michael P. Esposito
 J. Michael Evans                                      Canada
 Carl Faker                                        France/Lebanon
 Elizabeth C. Fascitelli
 Douglas L. Feagin
 Stephan J. Feldgoise
 Gregg J. Felton
 Benjamin W. Ferguson
 Wolfgang Fink                                         Germany
 Samuel W. Finkelstein
 Elisabeth Fontenelli
 Colleen A. Foster
 Orit Freedman                                         Israel
 Matthew T. Fremont-Smith
 Christopher G. French                                   UK
 Richard A. Friedman
 Enrico S. Gaglioti
 Timur F. Galen
 Sean J. Gallagher
 Ramani Ganesh                                          India
 Gonzalo R. Garcia                                      Chile
 James R. Garman                                         UK
 Matthew R. Gibson
 Gary T. Giglio
 Michelle Gill
 Justin G. Gmelich
 Richard J. Gnodde                              Ireland/South Africa
 Jeffrey B. Goldenberg
 Andrew M. Gordon
 Michael J. Graziano
 Stefan Green                                         Australia
 David J. Greenwald
 Michael J. Grimaldi
 Peter Gross
 Celeste A. Guth
 Jonathan J. Hall                                        UK
 Dylan S. Halterlein
 Elizabeth M. Hammack
 Jan Hatzius                                           Germany
 Keith L. Hayes                                          UK
 Bruce A. Heyman
 Martin Hintze                                         Germany
 Kenneth L. Hirsch
 Kenneth W. Hitchner
 Todd Hohman
 Simon N. Holden                                         UK
 Margaret J. Holen
 Dane E. Holmes
 Philip Holzer                                         Germany
 Ning Hong                                              China
 Shin Horie                                             Japan
 James P. Houghton                                       UK
 Ronald Hua                                          Taiwan/USA
 Paul J. Huchro
 Ming Yunn Stephanie Hui                            UK/Hong Kong
 Hidehiro Imatsu                                        Japan
 Timothy J. Ingrassia
 William L. Jacob III
 Christian W. Johnston                                Australia
 Andrew J. Jonas
 Adrian M. Jones                                       Ireland
 Eric S. Jordan
 Pierre-Emmanuel Y. Juillard                           France
 Andrew J. Kaiser
 Vijay M. Karnani                                       India
 James C. Katzman
 Alan S. Kava
 Dimitrios Kavvathas                                   Greece
 Christopher Keogh
 Peter Kimpel                                          Germany
 Robert C. King, Jr.
 Timothy M. Kingston
 Hideki Kinuhata                                        Japan
 Shigeki Kiritani                                       Japan
 Michael E. Koester
 Lee Guan Kelvin Koh                                  Singapore
 J. Christopher A. Kojima                            Canada/USA
 Adam M. Korn
 David J. Kostin
 Jorg H. Kukies                                        Germany
 Eric S. Lane
 Michiel P. Lap                                    The Netherlands
 Andre Laport Ribeiro                                  Brazil
 John J. Lauto
 Brian J. Lee
 George C. Lee
 Gregory D. Lee                                       Australia
 Ronald Lee
 Geoffery Y.A. Lee                                    Malaysia
 David A. Lehman
 Tim Leissner                                      Brazil/Germany

                                                       ITEM 6
                                                     CITIZENSHIP
                                                   (UNITED STATES
                ITEM 1                            UNLESS OTHERWISE
      NAMES OF REPORTING PERSONS                     INDICATED)
 -------------------------------------  -------------------------------------
 Todd W. Leland
 Laurent Lellouche                                     France
 Gregg R. Lemkau
 Deborah R. Leone
 Eugene H. Leouzon                                     France
 John R. Levene                                          UK
 Allan S. Levine
 Brian T. Levine
 Jack Levy
 Gwen R. Libstag
 Leland Lim
 Ryan D. Limaye
 Hao Cheng Liu
 Victor M. Lopez-Balboa
 Antigone Loudiadis                                   Greece/UK
 David B. Ludwig
 Peter J. Lyon
 Paula B. Madoff
 John A. Mahoney
 Puneet Malhi                                            UK
 Raghav Maliah                                          India
 Matthew F. Mallgrave
 David M. Marcinek
 Alain Marcus
 Alison J. Mass
 Robert A. Mass
 Kathy M. Matsui
 Alastair J.C. Maxwell                                   UK
 John J. McCabe
 Matthew B. McClure                                      UK
 Patrick S. McClymont
 Dermot W. McDonogh                                    Ireland
 John J. McGuire, Jr.
 John W. McMahon
 James M. McMurdo                                   Australia/UK
 James A. McNamara
 Richard P. McNeil                                     Jamaica
 Sanjeev K. Mehra
 Avinash Mehrotra
 Jonathan M. Meltzer
 Bruce H. Mendelsohn
 Anthony J. Miller                                    Australia
 Michael J. Millette
 Milton R. Millman III
 Christopher Milner                                      UK
 Christina P. Minnis
 Peeyush Misra                                          India
 Bryan P. Mix
 Masanori Mochida                                       Japan
 Timothy H. Moe                                        Ireland
 Philip J. Moffitt                                    Australia
 Atosa Moini                                            Iran
 Ricardo Mora
 J. Ronald Morgan III
 Simon P. Morris                                         UK
 Thomas C. Morrow
 Sharmin Mossavar-Rahmani                                UK
 Takashi Murata                                         Japan
 Arjun N. Murti
 Marc O. Nachmann                                    Germany/USA
 Kenichi Nagasu                                         Japan
 Ezra Nahum                                          France/USA
 Jeffrey P. Nedelman
 Anthony Noto
 Gavin G. O'Connor
 L. Peter O'Hagan                                    Canada/USA
 Brett A. Olsher                                       UK/USA
 Terence J. O'Neill                                      UK
 Timothy J. O'Neill
 Peter C. Oppenheimer                                    UK
 Nigel M. O'Sullivan                                     UK
 Fumiko Ozawa                                           Japan
 Craig W. Packer
 Gregory K. Palm
 Konstantinos N. Pantazopoulos                         Greece
 James R. Paradise                                       UK
 Sheila H. Patel
 Nirubhan Pathmanabhan                                   UK
 Jonathan Mark Penkin                              UK/South Africa
 Daniel P. Petrozzo
 David B. Philip
 Richard Phillips                                     Australia
 Stephen R. Pierce
 Michelle H. Pinggera                                    UK
 Dhruv Piplani                                          India
 Kenneth A. Pontarelli
 Ellen R. Porges
 Dina Powell
 Gilberto Pozzi                                         Italy
 Jean Raby                                             Canada
 Lorin P. Radtke
 John J. Rafter                                        Ireland
 Sumit Rajpal                                           India
 Richard N. Ramsden                                      UK
 Sara E. Recktenwald
 Andrew K. Rennie                                   Australia/UK
 James H. Reynolds                                     France
 Michael J. Richman

                                                       ITEM 6
                                                     CITIZENSHIP
                                                   (UNITED STATES
                ITEM 1                            UNLESS OTHERWISE
      NAMES OF REPORTING PERSONS                     INDICATED)
 -------------------------------------  -------------------------------------
 Stuart Riley                                            UK
 Michael Rimland
 Luigi G. Rizzo                                         Italy
 Lora J. Robertson
 Karl J. Robijns                                       Belgium
 Elizabeth A. Robinson
 John F. W. Rogers
 Scott A. Romanoff
 Simon A. Rothery                                     Australia
 Peter C. Russell
 Paul M. Russo
 David C. Ryan
 Katsunori Sago                                         Japan
 Ankur A. Sahu                                          India
 Guy E. Saidenberg                                     France
 Pablo J. Salame                                       Ecuador
 Julian Salisbury                                        UK
 Luke A. Sarsfield III
 Susan J. Scher
 Stephen M. Scherr
 Clare R. Scherrer
 Jeffrey W. Schroeder
 Harvey M. Schwartz
 Mark Schwartz
 Paul D. Scialla
 Peter E. Scialla
 Stephen B. Scobie                                       UK
 Steven M. Scopellite
 John A. Sebastian
 Peter A. Seccia
 Peter D. Selman                                         UK
 John C. Shaffer
 Rebecca M. Shaghalian
 Konstantin A. Shakhnovich                           Russia/USA
 Lisa M. Shalett
 Daniel M. Shefter
 Heather K. Shemilt                                    Canada
 Magid N. Shenouda                                       UK
 Michael S. Sherwood                                     UK
 Suhail A. Sikhtian
 Gavin Simms                                             UK
 Michael L. Simpson
 Marshall Smith
 Sarah E. Smith                                          UK
 David M. Solomon
 Mark R. Sorrell                                         UK
 Theodore T. Sotir
 Christoph W. Stanger                                  Austria
 Esta E. Stecher
 Laurence Stein                                   South Africa/USA
 Carl Stern
 John D. Storey                                       Australia
 Patrick M. Street                                       UK
 Steven H. Strongin
 Ram K. Sundaram                                        India
 J. Richard Suth
 Robert J. Sweeney
 Michael J. Swenson
 Gene T. Sykes
 Patrick Tassin de Nonneville                          France
 Megan M. Taylor
 Teresa Teague
 Thomas D. Teles
 Pawan Tewari
 Klaus B. Toft                                         Denmark
 Jeffrey M. Tomasi
 Frederick Towfigh
 Donald J. Truesdale
 Kenro Tsutsumi                                         Japan
 Richard J. Tufft                                        UK
 Greg A. Tusar
 Eiji Ueda                                              Japan
 Toshihiko Umetani                                      Japan
 Jonathan R. Vanica
 Ashok Varadhan
 John J. Vaske
 Andrea Vella                                           Italy
 Philip J. Venables                                      UK
 Simone Verri                                           Italy
 Jeffrey L. Verschleiser
 Robin A. Vince                                          UK
 David A. Viniar
 Andrea A. Vittorelli                                   Italy
 Alejandro Vollbrechthausen                            Mexico
 Daniel Wainstein                                      Brazil
 John E. Waldron
 Paul Walker
 Robert P. Wall
 Theodore T. Wang                                       China
 Alasdair J. Warren                                      UK
 John S. Weinberg
 Martin M. Werner                                      Mexico
 Matthew Westerman                                       UK
 Elisha Wiesel
 David D. Wildermuth
 John S. Willian
 Andrew F. Wilson                                    New Zealand
 Dominic A. Wilson                                       UK

                                                       ITEM 6
                                                     CITIZENSHIP
                                                   (UNITED STATES
                ITEM 1                            UNLESS OTHERWISE
      NAMES OF REPORTING PERSONS                     INDICATED)
 -------------------------------------  -------------------------------------
 Steve Windsor                                           UK
 Michael K. Wise
 Martin Wiwen-Nilsson                                  Sweden
 Andrew E. Wolff
 Jon A. Woodruff
 Kent J. Wosepka
 Neil J. Wright                                          UK
 Denise A. Wyllie                                        UK
 Chang-Po Yang                                          China
 Shinichi Yokote                                        Japan
 W. Thomas York, Jr.
 Wassim G. Younan                                    Lebanon/UK
 Paul M. Young
 Paolo Zannoni                                          Italy
 Xing Zhang                                             China
 Xudong Zhang                                           China
 Han Song Zhu                                           China

REPORTING ENTITIES

               ITEM 1                                         ITEM 6             NAME OF ESTABLISHING
           NAME OF ENTITY              TYPE OF ENTITY  PLACE OF ORGANIZATION        COVERED PERSON
-------------------------------------  --------------  ---------------------  ----------------------------
Anahue Limited                          Corporation           Jersey              Andrew A. Chisholm
Campbell-Breeden 2004 Settlement           Trust                UK            Richard M. Campbell-Breeden
Drayton 2004 Settlement                    Trust                UK                   Karen R. Cook
French 2004 Settlement                     Trust                UK               Christopher G. French
O'Neill 2004 Trust                         Trust                UK                Terence J. O'Neill
RJG Holding Company                     Corporation       Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement                   Trust                UK                Michael S. Sherwood
Westerman 2004 Settlement                  Trust                UK                 Matthew Westerman

   This Amendment No. 81 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 81 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

   This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2. IDENTITY AND BACKGROUND

   (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

   Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

   Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

   (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

   The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

   Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

   (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

   (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

   (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding October 22, 2012.

   (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

   The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

   The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

   Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

   For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

   The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 6,135,123 shares of Common Stock are subject to the Transfer Restrictions as of October 22, 2012.

   In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

   In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

   Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

   The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

   The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

   Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

   The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

   Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

   Certain Covered Persons have pledged in the aggregate 815,842 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

   In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

   Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

   Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT                                                   DESCRIPTION
-------  ---------------------------------------------------------------------------------------------------------------

  A.     Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to
         Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.     Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The
         Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial
         Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

  C.     Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to
         Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.     Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
         Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.     Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.     Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D,
         filed March 29, 2001 (File No. 005-56295)).

  G.     Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit
         FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.     Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to
         Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No.
         001-14965)).

                                                                        ANNEX A

   INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                              REPORTING ENTITIES.

                                                                                    CONVICTIONS OR     BENEFICIAL
                                                                                    VIOLATIONS OF   OWNERSHIP OF THE
                                                                                   FEDERAL OR STATE  COMMON STOCK OF
                                                                       PRESENT     LAWS WITHIN THE  THE GOLDMAN SACHS
NAME                                   CITIZENSHIP BUSINESS ADDRESS   EMPLOYMENT   LAST FIVE YEARS     GROUP, INC.
-------------------------------------  ----------- ---------------- -------------- ---------------- -----------------
Steven M. Bunson                           USA     200 West Street  Managing             None        Less than 1% of
                                                   New York, NY     Director, The                    the outstanding
                                                   10282            Goldman Sachs                    shares of
                                                                    Group, Inc.                      Common Stock.
Michael H. Richardson                      UK      26 New Street,   Partner,             None        None
                                                   St. Helier,      Bedell Cristin
                                                   Jersey,
                                                   JE4 3RA
Anthony J. Dessain                         UK      26 New Street,   Partner,             None        None
                                                   St. Helier,      Bedell Cristin
                                                   Jersey,
                                                   JE4 3RA

                                                                        ANNEX B

ITEMS 2(D)

   AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                        ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

Certain Covered Persons have entered into Rule 10b5-1 plans providing for the cashless exercise of an aggregate of 301,963 stock options with an exercise price of $78.87 per option and the sale of the underlying shares on the New York Stock Exchange, in certain cases, to the extent that the market price of Common Stock exceeds specified thresholds on or after October 17, 2012. The options would otherwise expire unexercised on November 30, 2012.

                                                                        ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 31,886,361 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of October 22, 2012. Upon exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY
           COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                           PRICE PER SHARE
COVERED PERSON                            TRADE DATE     NUMBER OF SHARES      (IN $)
-------------------------------------  ----------------- ----------------  ---------------
Paul R. Aaron                          August 24, 2012          836           104.0072
Charles F. Adams                       August 24, 2012        2,850           105.0575
Alexander C. Dibelius*                 August 24, 2012        3,000           103.3600
Enrico S. Gaglioti                     August 24, 2012       10,000           105.0429
Steven K. Barg                         October 17, 2012         500           123.1800
Stacy Bash-Polley                      October 17, 2012       3,000           124.3523
Stacy Bash-Polley                      October 17, 2012       5,000           124.5000
Nicholas F. Burgin                     October 17, 2012       3,000           124.7500
Jane P. Chwick                         October 17, 2012       9,696           125.0000
Jeffrey R. Currie                      October 17, 2012       4,566           123.1800
Francois-Xavier de Mallmann            October 17, 2012         264           124.1227
Francois-Xavier de Mallmann            October 17, 2012       3,199           124.2720
Benjamin W. Ferguson                   October 17, 2012       2,000           123.1800
Elisabeth Fontenelli                   October 17, 2012       3,032           124.0467
Colleen A. Foster                      October 17, 2012       4,589           123.1800
Dylan S. Halterlein                    October 17, 2012       2,856           123.1800
Jan Hatzius                            October 17, 2012         284           123.8500
Martin Hintze                          October 17, 2012         369           124.4473
Martin Hintze                          October 17, 2012       1,454           124.5300
Andrew J. Jonas                        October 17, 2012       2,755           123.5371
Michiel P. Lap                         October 17, 2012       2,569           123.1800
David A. Lehman                        October 17, 2012         100           123.6000
David A. Lehman                        October 17, 2012         200           123.6100
David A. Lehman                        October 17, 2012       3,000           123.6300
David A. Lehman                        October 17, 2012         353           123.6400
David A. Lehman                        October 17, 2012         300           123.6600
David A. Lehman                        October 17, 2012         339           123.6700
David A. Lehman                        October 17, 2012       3,700           123.6800
David A. Lehman                        October 17, 2012         100           123.6900
David A. Lehman                        October 17, 2012       3,200           123.7100
David A. Lehman                        October 17, 2012         200           123.7400
David A. Lehman                        October 17, 2012         561           123.7500
David A. Lehman                        October 17, 2012         100           123.7600
David A. Lehman                        October 17, 2012         200           123.7700
David A. Lehman                        October 17, 2012         200           123.7800
David A. Lehman                        October 17, 2012       1,780           123.7900
David A. Lehman                        October 17, 2012         200           123.8000
David A. Lehman                        October 17, 2012         400           123.8100
David A. Lehman                        October 17, 2012         320           123.8500
David A. Lehman                        October 17, 2012       5,000           124.0000
Gregg R. Lemkau                        October 17, 2012       1,000           124.0360
Gregg R. Lemkau                        October 17, 2012       1,500           124.1513

                                                                           PRICE PER SHARE
COVERED PERSON                            TRADE DATE     NUMBER OF SHARES      (IN $)
-------------------------------------  ----------------- ----------------  ---------------
Deborah R. Leone                       October 17, 2012         275           123.1800
John J. McCabe                         October 17, 2012         200           124.5000
J. Ronald Morgan III                   October 17, 2012       1,671           124.1083
Thomas C. Morrow                       October 17, 2012       2,200           124.0318
Timothy J. O'Neill                     October 17, 2012      32,021           124.3612
Peter C. Oppenheimer                   October 17, 2012       1,000           125.0000
Michael J. Richman                     October 17, 2012         628           124.2000
Paul M. Russo                          October 17, 2012       4,005           123.9015
Steve M. Scopellite                    October 17, 2012       4,803           125.0000
Daniel Shefter                         October 17, 2012         600           123.8000
Daniel Shefter                         October 17, 2012         400           123.8300
J. Richard Suth                        October 17, 2012         500           123.9800
J. Richard Suth                        October 17, 2012         200           124.2900
Greg A. Tusar                          October 17, 2012         980           124.0000
David D. Wildermuth                    October 17, 2012       1,000           124.1161
Neil J. Wright                         October 17, 2012       6,317           124.3250
Paul M. Young                          October 17, 2012       7,812           124.0227
Steven K. Barg                         October 18, 2012         500           126.2600
Stacy Bash-Polley                      October 18, 2012       7,048           125.4513
Donald J. Casturo                      October 18, 2012         500           125.8400
Donald J. Casturo                      October 18, 2012         721           126.0000
Stephen D. Daniel                      October 18, 2012         300           100.0000
Isabelle Ealet                         October 18, 2012       1,000           126.1563
Shin Horie                             October 18, 2012       2,000           123.5000
Hidehiro Imatsu                        October 18, 2012       3,000           124.9000
Dimitrios Kavvathas                    October 18, 2012       5,291           124.5521
Eric S. Lane                           October 18, 2012       4,289           126.0868
Gregg R. Lemkau                        October 18, 2012       2,500           125.0000
Peeyush Misra                          October 18, 2012       5,500           125.0000
Katsunori Sago                         October 18, 2012       4,000           123.8000
Katsunori Sago                         October 18, 2012       4,000           124.3000
Katsunori Sago                         October 18, 2012       4,000           124.8000
Katsunori Sago                         October 18, 2012       4,000           125.3000
Katsunori Sago                         October 18, 2012       4,000           125.8000
Katsunori Sago                         October 18, 2012       2,267           126.3000
Harvey M. Schwartz                     October 18, 2012      20,286           124.6008
Eiji Ueda                              October 18, 2012       4,746           123.5000
Ashok Varadhan                         October 18, 2012      27,854           125.0000
Theodore T. Wang                       October 18, 2012         200           124.9600
Theodore T. Wang                       October 18, 2012         600           124.9700
Theodore T. Wang                       October 18, 2012         200           124.9800
Theodore T. Wang                       October 18, 2012       1,000           125.1000
Matthew C. Westerman                   October 18, 2012       3,650           125.1013
Jon A. Woodruff*                       October 18, 2012       1,335           125.1670
Stephen D. Daniel                      October 19, 2012       5,600           100.0000
Stephen D. Daniel                      October 19, 2012          48           123.7300
Francois-Xavier de Mallmann            October 19, 2012       2,000           110.0000
Stefan Green                           October 19, 2012       7,500           124.3832
John J. Lauto                          October 19, 2012       2,700           120.0000
Matthew F. Mallgrave                   October 19, 2012       1,000           124.0000
John J. McCabe                         October 19, 2012         200           124.2500
David B. Philip                        October 19, 2012       4,000           123.9652
Karl J. Robijns                        October 19, 2012       5,000           110.0000

                                                                           PRICE PER SHARE
COVERED PERSON                            TRADE DATE     NUMBER OF SHARES      (IN $)
-------------------------------------  ----------------- ----------------  ---------------
Karl J. Robijns                        October 19, 2012       5,000           123.9144
Karl J. Robijns                        October 19, 2012       5,000           125.0000
David Chou                             October 22, 2012       5,000           123.8583
John P. Curtin, Jr.                    October 22, 2012       2,000           121.9900
Samuel W. Finkelstein                  October 22, 2012       3,603           122.3500
Samuel W. Finkelstein                  October 22, 2012         100           122.3600
Jonathan J. Hall                       October 22, 2012       8,169           122.3561
William L. Jacob III                   October 22, 2012       1,500           122.3291
Thomas C. Morrow                       October 22, 2012       2,292           123.5721

* This transaction was conducted through an estate planning entity and relates to Other Shares.

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                                           PRICE PER SHARE
COVERED PERSON                            TRADE DATE     NUMBER OF SHARES      (IN $)
-------------------------------------  ----------------- ----------------  ---------------
Chang-Po Yang                          August 24, 2012        2,000            103.36
Chang-Po Yang                          October 17, 2012       1,000            123.18

The Covered Persons listed below participate in the Common Stock fund of The Goldman Sachs 401(k) Plan. These Covered Persons acquired or disposed of interests in the Common Stock fund representing the number of Other Shares set forth below:

                                                           NUMBER OF  PRICE PER SHARE  ACQUISITION OR
COVERED PERSON                          TRANSACTION DATE    SHARES        (IN $)        DISPOSITION
-------------------------------------  ------------------- ---------  ---------------  --------------
Vivek Bohra                             August 28, 2012     3.3791        105.03        Acquisition
Donald J. Duet                          August 28, 2012     2.8996        105.03        Acquisition
Douglas L. Feagin                       August 28, 2012     6.3676        105.03        Acquisition
Sanjeev K. Mehra                        August 28, 2012     5.8211        105.03        Acquisition
Anthony Noto                            August 28, 2012     0.2731        105.03        Acquisition
Mark Schwartz                           August 28, 2012     2.6472        105.03        Acquisition
J. Richard Suth                         August 28, 2012     0.0031        105.03        Acquisition
Donald J. Duet                          August 31, 2012     1.3401        105.72        Acquisition
Anthony Noto                            August 31, 2012      0.201        105.72        Acquisition
Donald J. Duet                         September 14, 2012   1.1674        121.36        Acquisition
Anthony Noto                           September 14, 2012   0.1751        121.36        Acquisition
Donald J. Duet                          October 15, 2012    1.1379        124.50        Acquisition
Anthony Noto                            October 15, 2012    0.1707        124.50        Acquisition

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Computershare Shareowner Services LLC for cash on the New York Stock Exchange:

                                                NUMBER  STRIKE  SALES   NUMBER OF NUMBER OF
                                                  OF    PRICE   PRICE    SHARES    SHARES
       COVERED PERSON          DATE OF EXERCISE OPTIONS (IN $)  (IN $)    SOLD    RETAINED
-----------------------------  ---------------- ------- ------ -------- --------- ---------
Edith W. Cooper                August 23, 2012  11,780  78.87  104.3502  11,780         0
Abby Joseph Cohen              August 24, 2012  2,000   78.87  103.4000   2,000         0
David J. Greenwald             August 24, 2012  1,000   78.87  104.8730   1,000         0
Lloyd C. Blankfein             October 17, 2012 34,418  78.87  124.0811  34,418         0
Lloyd C. Blankfein             October 17, 2012  491    78.87  125.0000     491         0
Gary D. Cohn                   October 17, 2012 20,000  78.87  124.0001  20,000         0
Denis P. Coleman III           October 17, 2012 1,353   78.87  123.1800   1,353         0
Kenneth W. Coquillette*        October 17, 2012  966    78.87  124.1150       0       966
John S. Daly                   October 17, 2012 5,000   78.87  123.9055   5,000         0
Michael G. De Lathauwer        October 17, 2012 4,686   78.87  124.1150   3,705       981
Elizabeth C. Fascitelli        October 17, 2012 1,980   78.87  123.9947   1,980         0
Matthew T. Fremont-Smith       October 17, 2012  774    78.87  123.1800     774         0
Richard A. Friedman            October 17, 2012 29,517  78.87  124.0811  29,517         0
Richard J. Gnodde              October 17, 2012 1,148   78.87  124.0811   1,148         0
Jeffrey B. Goldenberg          October 17, 2012 3,606   78.87  123.9833   3,606         0
David J. Greenwald             October 17, 2012 1,000   78.87  123.6350   1,000         0
Jan Hatzius                    October 17, 2012  948    78.87  123.5521     948         0
Shin Horie                     October 17, 2012  774    78.87  123.1800     774         0
Andrew J. Kaiser               October 17, 2012 1,500   78.87  123.8125   1,500         0
Robert C. King Jr.             October 17, 2012 7,556   78.87  123.1800   7,556         0
Leland Lim                     October 17, 2012 2,343   78.87  123.1800   2,343         0
Victor M. Lopez- Balboa        October 17, 2012 2,223   78.87  123.1800   2,223         0
David M. Marcinek              October 17, 2012 4,395   78.87  123.7729   4,395         0
John J. McCabe                 October 17, 2012  200    78.87  123.8000     200         0
John J. McCabe                 October 17, 2012  500    78.87  124.2000     500         0
John J. McCabe                 October 17, 2012  300    78.87  124.4000     300         0
John J. McCabe                 October 17, 2012  500    78.87  124.5000     500         0
Avinash Mehrotra               October 17, 2012  702    78.87  123.9637     541       161
Masanori Mochida               October 17, 2012 31,437  78.87  124.0811  31,437         0
John J. Rafter                 October 17, 2012 3,536   78.87  123.9288   3,536         0
John J. Rafter                 October 17, 2012 5,689   78.87  123.9649   5,689         0
David C. Ryan                  October 17, 2012   34    78.87  125.0000      34         0
Clare R. Scherrer              October 17, 2012 1,161   78.87  124.0213   1,161         0
Daniel Shefter*                October 17, 2012 1,000   78.87  124.1150       0     1,000
Michael S. Sherwood            October 17, 2012 96,009  78.87  124.0811  96,009         0
Michael S. Sherwood            October 17, 2012  274    78.87   125.000     274         0
Sarah E. Smith                 October 17, 2012 4,107   78.87  124.0811   4,107         0
David M. Solomon               October 17, 2012  179    78.87   125.000     179         0
Esta E. Stecher                October 17, 2012 5,514   78.87  124.0811   5,514         0
Esta E. Stecher                October 17, 2012   26    78.87   125.000      26         0
John D. Storey                 October 17, 2012  870    78.87  123.8408     870         0
Robert P. Wall                 October 17, 2012 9,225   78.87  123.7306   9,225         0
John S. Weinberg               October 17, 2012 27,396  78.87  124.0811  27,396         0
John S. Weinberg               October 17, 2012  196    78.87   125.000     196         0
Lloyd C. Blankfein             October 18, 2012 33,927  78.87  125.0394  33,927         0
Gary D. Cohn                   October 18, 2012 20,425  78.87  126.1728  20,425         0
Albert F. Dombrowski           October 18, 2012  879    78.87  125.1191     879         0
Jeffrey B. Goldenberg          October 18, 2012 3,000   78.87  125.7600   3,000         0

                                       NUMBER  STRIKE  SALES   NUMBER OF  NUMBER
                                         OF    PRICE   PRICE    SHARES   OF SHARES
COVERED PERSON       DATE OF EXERCISE  OPTIONS (IN $)  (IN $)    SOLD    RETAINED
--------------       ----------------- ------- ------ -------- --------- ---------
David C. Ryan        October 18, 2012   2,365  78.87  125.0394   2,365       0
Michael S. Sherwood  October 18, 2012  18,928  78.87  125.0394  18,928       0
David M. Solomon     October 18, 2012  12,338  78.87  125.0394  12,338       0
Esta E. Stecher      October 18, 2012   1,812  78.87  125.0394   1,812       0
David A. Viniar      October 18, 2012  50,751  78.87  123.7589  50,751       0
John S. Weinberg     October 18, 2012  13,502  78.87  125.0394  13,502       0
Simon N. Holden      October 19, 2012   1,257  78.87  124.8300   1,257       0
Esta E. Stecher      October 19, 2012  11,030  78.87  124.5100  11,030       0
Han Song Zhu         October 19, 2012     267  78.87  124.5100     267       0

* This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                      NUMBER OF ACQUISITION OR
COVERED PERSON       TRANSFER DATE     SHARES    DISPOSITION
--------------      ----------------- --------- --------------
Scott B. Barringer  October 17, 2012       30    Disposition
E. Gerald Corrigan  October 17, 2012    3,500    Disposition
Abby Joseph Cohen   October 19, 2012      800    Disposition

                                                                        ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                                                       STRIKE
                             INSTRUMENT AND  NUMBER OF PRICE
      COVERED PERSON           POSITION       SHARES   (IN $)  MATURITY DATE
---------------------------- --------------  --------- ------ -----------------
Francois-Xavier de Mallmann  Call Written      2,000    110   January 19, 2013
Todd Hohman                  Call Written      7,300    115   January 19, 2013
Peter Kimpel                 Call Written      2,500    125   January 19, 2013
Peter Kimpel                 Call Written      2,500    120   January 19, 2013

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2012


                                          By:     /s/ Beverly L. O'Toole
                                                  ------------------------------
                                          Name:   Beverly L. O'Toole
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT                                                        DESCRIPTION
-------  ------------------------------------------------------------------------------------------------------------------------

  A.     Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No.
         1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.     Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
         Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
         (File No. 005-56295)).

  C.     Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
         Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.     Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
         Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.     Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
         Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.     Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed March
         29, 2001 (File No. 005-56295)).

  G.     Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
         Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.     Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to Exhibit
         10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).